Exhibit 99.1

ELBIT IMAGING ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM
20-F THROUGH ITS WEBSITE PURSUANT TO THE NASDAQ LISTING RULE 5250-(d)

Tel Aviv, Israel, July 8, 2010, Elbit Imaging Ltd. (Nasdaq: EMITF), today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on May 10, 2010 is available through its website at: www.elbitimaging.com under: “Investor Relations - Financial Reports - 2009 - 20F/Form 2009.”  Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to the recently amended NASDAQ Listing Rule 5250-(d).

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il